UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 25)*

AFFINITY GAMING

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Martin J. Auerbach, Esq.

c/o Z Capital Partners, L.L.C.

1330 Avenue of the Americas

Suite 1100

New York, NY  10019

(212) 595-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,222,942.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,222,942.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,222,942.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 40.4%

14	Type of Reporting Person (See Instructions) IA, OO (Delaware limited liability company)

SCHEDULE 13D

1	Name of Reporting Persons ZENNI HOLDINGS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,222,942.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,222,942.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,222,942.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 40.4%

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,628,671.23

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,628,671.23

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,628,671.23

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.6%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL SPECIAL SITUATIONS FUND GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,594,271.17

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,594,271.17

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,594,271.17

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.7%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL SPECIAL SITUATIONS FUND UGP, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,594,271.17

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,594,271.17

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,594,271.17

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.7%

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

SCHEDULE 13D

1	Name of Reporting Persons JAMES J. ZENNI, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,222,942.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,222,942.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,222,942.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 40.4%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1.                                                         Security and Issuer

This Amendment No. 25 to Schedule 13D (“Amendment No. 25”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”) by each of the following (each a “Reporting Person” and together, the “Reporting Persons”): Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC (“Zenni Holdings”); Z Capital Special Situations Adviser, L.P. (“Special Adviser”); Z Capital Special Situations Fund GP, L.P. (“Special GP”); Z Capital Special Situations Fund UGP, L.L.C. (“Special UGP”); and James J. Zenni, Jr. (“Mr. Zenni”).

Item 4.                                                         Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On November 25, 2015, Z Capital delivered a letter (the “November 25 Letter”) to the Special Committee of the Board of Directors (the “Special Committee”) of the Issuer in which Z Capital amended its proposal to acquire all of the outstanding common shares of the Issuer not already owned by Z Capital and its affiliates originally provided in a letter delivered to the Special Committee on November 15, 2015, as amended by the letter to the Special Committee on November 24, 2015 (the “November 24 Proposal”).  The November 25 Letter increased the purchase price in the November 24 Proposal from $14.50 per share to $15.00 per share in cash.   Z Capital and the Issuer also entered into an Exclusivity Agreement dated as of November 25, 2015 (the “Exclusivity Agreement”) providing for an exclusivity period from November 25, 2015 to December 14, 2015.

The description and summary of the November 25 Letter and the Exclusivity Agreement in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the November 25 Letter and to the full text of the Exclusivity Agreement, which are included as Exhibit 99.23 and Exhibit 99.24, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

The response to Item 4 of this Amendment No. 25 is incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the following:

Exhibit 99.23:                   Letter from Z Capital Partners, L.L.C. to the Special Committee of the Board of Directors of Affinity Gaming, dated November 25, 2015

Exhibit 99.24:                   Exclusivity Agreement between Z Capital Partners, L.L.C. and Affinity Gaming, dated November 25, 2015

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

ZENNI HOLDINGS LLC

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.

By:	Z Capital Partners, L.L.C., General Partner

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL SPECIAL SITUATIONS FUND GP, L.P.

By:	Z Capital Special Situations UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL SPECIAL SITUATIONS FUND UGP, L.L.C.

By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

JAMES J. ZENNI, JR.

/s/ James J. Zenni, Jr.

November 27, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).